                       [QUALCOMM, INCORPORATED LETTERHEAD]

                                                                   Exhibit 4.2.1

March 5, 1999

Thomas Willardson
Senior Vice President, Finance and Treasurer
Leap Wireless International, Inc.
10307 Pacific Center Court
San Diego, California  92121

Dear Mr. Willardson:

    You have explained to us the objections that have been raised against the application of Cricket Holdings, Inc. ("Cricket") to acquire four F-Block PCS licenses from AirGate Wireless, LLC. These objections focus in large part on (i) QUALCOMM Incorporated's ("QUALCOMM") outstanding warrant (the "Warrant") to purchase approximately 17.5% of Leap Wireless International, Inc.'s ("Leap") common stock, and (ii) options to purchase Leap common stock that are personally held by officers and inside directors of QUALCOMM.

    As you know, Section 5.14 of the Warrant, by its express terms, prevents QUALCOMM from exercising the Warrant in a manner that would (i) preclude Leap from qualifying as a Publicly Trade Corporation With Widely Disbursed Voting Power" (a "PTC") under 47 C.F.R. Section 24.720(m) to hold C or F Block PCS licenses, or (ii) cause any change in Leap's small business designated entity status that would jeopardize the Leap's ability to hold C and F Block PCS licenses. QUALCOMM expressly agreed to this provision. QUALCOMM views this provision as a valid and binding restriction on QUALCOMM's ability to exercise the Warrant in the fashion described by the objecting petitioners in the AirGate-Cricket proceeding.

    Nevertheless, in consideration for a cash payment of $3,000,000 offered by Leap, QUALCOMM, out of an abundance of caution, is willing to agree to changes to the Warrant and to certain other measurers. These changes and measures are intended (i) to alleviate the FCC's concerns with respect to the objections raised in connection with the AirGate-Cricket assignment application, and (ii) to facilitate the prompt processing thereof.

    Specifically, QUALCOMM agrees to the following:

    1. For cash consideration of $3,000,000 payable by Leap, QUALCOMM agrees to forego the right to acquire 1,000,000 of Leap's common shares pursuant to the terms of the Warrant, and the Warrant shall be correspondingly amended to delete the number "5,000,000" appearing in the caption and in the first paragraph of the Warrant and inserting in its place the number "4,500,000" (such that QUALCOMM will not hold more than 15% of Leap common stock in the event that the remainder of the Warrant were fully exercised). Leap shall pay such cash consideration within two business days of the date of this letter upon surrender of the original Warrant, and Leap shall thereupon deliver to QUALCOMM a substitute warrant

Mr. Willardson
Leap Wireless International
March 5, 1999
page 2




identical in all respects except that it shall be exercisable for such 4,500,000 shares. In the event that by March 28, 1999 the FCC finds by order that Leap or Cricket is not qualified to hold C or F Block PCS licenses, then either party shall have the right, by written notice to the other and exercisable within five business days of the date of any such FCC determination, to cause this reduction in the Warrant to be rescinded. Within five business days after any such written notice is received by either party, the $3,000,000 payment shall be returned to Leap, together with the substitute warrant, in return for a new warrant identical in all respects to the Warrant;

    2. Within 30 days of the date of this letter, QUALCOMM will permit Leap to amend Section 5.14 of the Warrant, or QUALCOMM will execute a separate instrument, to reflect QUALCOMM's explicit agreement not to purchase and thereupon hold more than 15% of Leap shares, through exercise of the Warrant or otherwise on a going-forward basis, unless such purchase will not disqualify Leap as a PTC or as a Very Small Business designated entity eligible to hold C or F Block PCS licenses, as those terms are defined in FCC rules, policies and orders;

    3. Within 30 days of the date of this letter, QUALCOMM will permit Leap to amend Section 5.14 of the Warrant, or QUALCOMM will execute a separate instrument, to clarify that the aggregate 15% ownership limitations contemplated by Section 5.14 will expressly include all options and shares of Leap that may be held or that, on a going-forward basis, may be acquired by QUALCOMM's officers and inside directors (and include not only the options, warrants and shares that may be held by QUALCOMM), to the extent including such options and warrants is required pursuant to FCC rules, policies and orders. With Leap's reasonable assistance, QUALCOMM agrees to also implement a QUALCOMM compliance program for QUALCOMM's officers and inside directors in order to permit QUALCOMM to monitor the number of Leap options and shares held by such individuals for the purpose of QUALCOMM complying with the provisions of Section 5.14 of the Warrant; and

    4. QUALCOMM agrees that, upon the amendment of the Warrant or the execution of the instruments described above, QUALCOMM will also amend the Warrant or enter into a separate contractual instrument, voting trust or other vehicle, that will expressly prevent QUALCOMM, upon exercise of the Warrant or upon QUALCOMM otherwise acquiring Leap shares, from voting its Leap shares (i) for as long as Leap or Cricket needs to remain qualified as a PTC or as a small business designated entity eligible to hold C or F Block PCS licenses, as those terms are defined in FCC rules, policies or orders, and (ii) to the extent QUALCOMM's ability to vote such shares would otherwise disqualify Leap as a PTC or as a small business designated entity eligible to hold C or F Block PCS licenses, as those terms are so defined. QUALCOMM will also make reasonable efforts to impose similar voting restrictions on QUALCOMM officers and inside directors who hold Leap shares and options. QUALCOMM hereby confirms that QUALCOMM's inside directors and QUALCOMM's key officers, including the Chief Executive Officer, the Chief Operating Officer, the Chief Financial

Mr. Willardson
Leap Wireless International
March 5, 1999
page 3



Officer and the General Counsel, have indicated that they will agree to restrict their Leap voting rights in a similar fashion as those imposed on QUALCOMM.

    QUALCOMM believes that the above changes and measures will remove any and all questions regarding Leap's or Cricket's qualifications to hold C or F Block PCS licenses under FCC rules. However, to the extent that they do not, and the FCC nevertheless finds by final order that Leap or Cricket is not qualified to hold C or F Block PCS licenses, QUALCOMM and Leap reserve the right to reconsider the commitments set forth in paragraphs 2, 3 and 4 of this letter, since they would no longer be relevant to the preservation of Leap's entrepreneurial or small business status. Please sign this letter where indicated below and return a signed copy to QUALCOMM to evidence Leap's agreement with the provisions of this letter, including Leap's agreement to reduce the number of shares covered by the Warrant in the manner set forth above.

                                               Very truly yours,


                                           QUALCOMM Incorporated
                                           By:   /s/  A. Thornley
                                              -----------------------------
                                           Title:   EVP & CFO
                                                 --------------------------


Acknowledged and Agreed:

Leap Wireless International, Inc.
By:     /s/ Tom Willardson
     ---------------------------------
Title:  SVP Finance & Treasurer
       -------------------------------